

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

Xiaofeng Gao
Co-Chief Executive Officer
Skillful Craftsman Education Technology Ltd
Floor 4, Building 1, No. 311, Yanxin Road
Huishan District, Wuxi
Jiangsu Province 214000

> **Re: Skillful Craftsman Education Technology Ltd**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed on December 22, 2021**
> **File No. 333-259498**

Dear Mr. Gao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-3 filed December 22, 2021

Cover Page, page 1

1.   Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, please disclose, as you do on page 5, that these contracts have not been tested in court.

As a related matter, we also note your disclosure that "[t]he company that investors will own may never have a direct ownership interest in the businesses that are conducted by our VIE and its subsidiary." Please also explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.

2. We note your response to comment 1, as well as your revised disclosure that "[a]ll references to "we," "us," "our," or similar terms used in this prospectus refer to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company, including its wholly-owned subsidiaries, and, in the context of describing our operations and consolidated financial information, our variable interest entity in China, including Wuxi Kingway Technology Co., Ltd., or Wuxi Wangdao, and its subsidiary, Shenzhen Qianhai Jisen Information Technology Ltd." Please refrain from using terms such as "we" or "our" when describing activities or functions of the VIE. In this regard, where you disclose that the VIE is consolidated for accounting purposes, please also disclose, if true, that the VIE is not an entity in which you own equity and that the holding company does not own operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

3. We note your response to comment 2 as well as your revised disclosure quantifying "cash flows" between the holding company, its subsidiaries and VIE. Please also provide a description of how cash is transferred through your organization and your intentions to settle amounts owed under the VIE agreements. State whether any transfers have been made to date between the holding company, its subsidiaries and consolidated VIE, or to investors, and quantify the amounts where applicable. In this regard, we note that you have discussed dividends and distributions only. Please also provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

4. We note your response to our prior comment 3 as well as your disclosure that you "rely on contractual arrangements among [y]our PRC subsidiary, [y]our VIE and the VIE's nominee shareholders to control the business operations of [y]our VIE and its subsidiary," "[you] control and receive the economic benefits of the business operations of [y]our VIE...," and "[t]he VIE Agreements are designed to provide [y]our subsidiary with the power, rights, and obligations, including absolute control rights and the rights to the assets property and revenue of the VIE." However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please make conforming changes throughout your registration statement. Please also tell us how the VIE structure may provide "absolute" rights in light of the uncertainty regarding these contractual agreements, as you disclose throughout your filing.

5. We note that you provided prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether the risks discussed could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In this regard, we only note your disclosure that "[a] significant part of our revenues are generated by the VIE. An event that results in the deconsolidation of the VIEs would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless."

    Your disclosure should also address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. In this regard, we note that your response to comment 5 indicates that the revised disclosure is included on pages 11 to 14 rather than on the cover page. Please discuss here how these risks relate to China's recent statements and regulatory actions, similar to your discussion on page 3. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Prospectus Summary, page 2

6. We reissue comment 6, as it appears that you have not revised the disclosure in the prospectus summary to provide the disclosure requested by the comment in this section. In this regard, we note your revised disclosure beginning on page 22.

7. We note your revised disclosure in response to comment 7 and reissue the comment. Disclose each permission or approval that you, your subsidiaries, or VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve of the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, we only note disclosure that "the approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law..." Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you

are required to obtain such permissions or approvals in the future. For example, expand your disclosure of the "sanctions [that could be] imposed by the CSRC or other PRC government authorities."

8. Disclose in your prospectus summary that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclosure whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Transfer of Cash to and from Our VIE, page 5

9. We note your quantification of "[t]he cash flows that have occurred between [y]our PRC subsidiary and [y]our VIE, and between [y]our Cayman Islands holding company and [y]our VIE." Please clarify if the cash flows include all distributions and transfers made to date.

Summary of Risk Factors, page 7

10. We note your response to our prior comment 8 as well as your revised disclosure. For each summary risk identified here, please provide a cross-reference to the more detailed discussion of these risks in the prospectus. In this regard, we are unable to locate in your risk factor section a discussion of the risks arising from the legal system in China, including risks and uncertainties regarding how regulations in China can change quickly with little advance notice. Please also revise your summary of risk factors to disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe significant liquidity risks and cross-reference to the more detailed discussion of this risk in your prospectus.

Please also revise to more specifically discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. In this regard, we only note your disclosure regarding the risks that the "Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers."

Risk Factors, page 11

11. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual

control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Our business is subject to various evolving PRC laws and regulations regarding data privacy,..., page 11

12.   We note your response and revised disclosure to comment 11 and reissue the comment in part. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, please address the applicability of new regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review. In this regard, we only note your revised disclosure on page 11 that "[you] could be subject to severe penalties or be forced to relinquish our interests in those operations."

The PRC government's significant oversight over our business operation could result in a material adverse change in our operations..., page 12

13.   We note your disclosure regarding the PRC government's "significant oversight and authority to exert influence." Please revise to also highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We could be delisted if it is determined that the Public Company Accounting Oversight Board is unable to inspect or investigate our auditor, page 12

14.   We note your your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

<u>If the PRC government determines that the contractual arrangements constituting part of our VIE structure..., page 13</u>

15.   We note your revised disclosure regarding the "December 5th Reply." To ensure balanced disclosure, where you discuss the "December 5th Reply," please clarify the uncertainty regarding the legal system in China, including the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

        You may contact Scott Anderegg at 202-551-3342 or Jenifer López Molina at 202-551-3792 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services